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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
[_] Form N-SAR

          For Period Ended:  SEPTEMBER 30, 1998
                             --------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on form N-SAR
          For the Transition Period Ended: _____________________________________

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 Read instruction (on back page) Before preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

 PEDIATRIC SERVICES OF AMERICA, INC.
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Former Name if Applicable

 N/A
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Address of Principal Executive Office (Street and Number)

 310 TECHNOLOGY PARKWAY, NORCROSS, GA  30092-2929
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.  (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
     [X] quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Company's Form 10-K could not be filed on December 29, 1998, the required filing date, due to the unavailability on that date of certain information needed to complete the Form 10-K.
                                 (ATTACH EXTRA SHEETS IF NEEDED) SEC 1344(11-91)
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                                                                          Page 2
PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

      Stephen M. Mengert          770               441-1580
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             (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [_] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
               See explanation on Page 3.

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                      PEDIATRIC SERVICES OF AMERICA, INC.
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                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date DECEMBER 29, 1998             By /S/ STEPHEN M. MENGERT, CHIEF FINANCIAL
     ----------------------          ----------------------------------------
                                      OFFICER
                                     --------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                                                      Page 3


PART IV, Paragraph (3) - continued

     As reported in a press release issued by the Company on December 8, 1998, the Company experienced significant changes in its results of operations in the fiscal year and quarter ended September 30, 1998 as compared to the comparable period in the prior year. Net revenues for the quarter ended September 30, 1998 increased 54.1% to $82,974,000 compared to $53,833,000 in 1997. The Company reported net loss for the quarter ended September 30, 1998 of $639,000 compared to net income of $2,026,000 for the fourth quarter of 1997. In the fourth quarter of 1998, the Company recorded a net loss per share of $0.09 on 6,920,000 weighted average shares outstanding compared to earnings per share of $0.31 on 6,480,000 weighted average shares outstanding in the fourth quarter of 1997.

     Net revenues for the year ended September 30, 1998 increased 48.3% to $302,492,000 compared to $204,023,000 recorded in the prior year. For the fiscal year, the Company recorded a net loss of $6,292,000 compared to net income of $7,255,000 for fiscal 1997. The net loss per share was $0.91 on 6,911,000 weighted average shares outstanding, compared to $1.13 earnings per share on 6,446,000 weighted average shares outstanding in fiscal 1997.